UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

______________
BARE ESCENTUALS, INC.
(Name of Subject Company)
______________
BLUSH ACQUISITION CORPORATION
SHISEIDO COMPANY, LIMITED
(Names of Filing Persons (Purchasers)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

067511105

(CUSIP Number of Class of Securities)
______________
Takeshi Nakatsu
General Manager, Business Development Department
Shiseido Company, Limited
1-6-2, Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan
Tel: +81-3-6218-6657
Fax: +81-3-6218-6662
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 +1-212-848-4000	Kenneth Lebrun Shearman & Sterling LLP 2-2-2 Uchisaiwaicho, 5F Chiyoda –ku, Tokyo, 100-0011 +81-3-5251-1601

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$1,763,985,969	$125,773
*
Estimated for purposes of calculating the amount of the filing fee only.  Calculated by multiplying $18.20, the per share tender offer price, by 96,922,306 the sum of the 92,048,851 currently outstanding shares of Common Stock sought in the Offer and the 4,873,455 shares of Common Stock subject to all outstanding options.

**	Calculated by multiplying the transaction valuation by 0.00007130.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $125,773	Filing Party: Blush Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: January 25, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2010 and previously amended by Blush Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shiseido Company, Limited, a corporation organized under the laws of Japan (“Shiseido”).  The Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all outstanding shares of Common Stock, par value $.001 per share (the “Shares”), of Bare Escentuals, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.20 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Documentation relating to the Offer has been mailed to Bare Escentuals’ stockholders and may be obtained free of charge at the SEC’s website at www.sec.gov, and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, or by calling toll-free at (877) 750-9499 or collect at (212) 750-5833 for banks and brokers.

Item 11.	Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented as follows:

Part (IV) of the first full paragraph on the cover page of the Offer to Purchase, and part (IV) of the fourth, bold paragraph on page 1 of the Offer to Purchase are each hereby amended and restated to read as follows:

“EACH OF THE NEW LICENSE AGREEMENT, THE STOCKHOLDERS SUPPORT AGREEMENT, THE NEW EMPLOYMENT AGREEMENTS AND THE CONTRIBUTION AGREEMENT (EACH AS DEFINED BELOW) NOT HAVING BEEN AMENDED OR TERMINATED (THE “ANCILLARY AGREEMENTS CONDITION”).”

The second paragraph on page 13 of the Offer to Purchase is hereby amended and restated to read as follows:

“Certain Projected Financial Data of the Company.  Prior to entering into the Merger Agreement, Parent conducted a due diligence review of the Company and in connection with such review received certain projections of the Company’s future operating performance.  The Company does not in the ordinary course publicly disclose projections and these projections were not prepared with a view to public disclosure and are included herein only because they were provided to Parent and Purchaser.  The Company has advised Parent and Purchaser that these projections were prepared by the Company’s management based on numerous assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, many of which are beyond the Company’s control. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year.  No assurances can be given with respect to any such assumptions.  These projections do not give effect to the Offer or the potential combined operations of Parent and the Company or any alterations Parent may make to the Company’s operations or strategy after the consummation of the Offer.  In addition, the following projections do not include the effects of any tax benefits anticipated to be realized by the Company in connection with any current or proposed tax restructuring efforts.  The information set forth below is presented for the limited purpose of giving the stockholders access to the material financial projections prepared by the Company’s management that were made available to Parent and Purchaser in connection with the Merger Agreement and the Offer.”

The first sentence of the second paragraph following the chart on page 13 of the Offer to Purchase is hereby amended and restated to read as follows:

“In addition, while these projections were based on the Company’s best estimates of its total revenue (which is referred to in the Company’s financial statements as “Sales, net”), interest payments due, taxes due, and net income, in each case as such items would be calculated in accordance with generally accepted accounting principles (“GAAP”), without any non-GAAP compliant adjustments thereto, neither the Company’s nor Parent’s independent accountants has examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and accordingly assume no responsibility for these projections.”

The fourth sentence appearing under the heading “Short-Form Merger” on page 37 of the Offer to Purchase is hereby amended and restated to read as follows:

“If Purchaser acquires less than 90% of the Shares outstanding pursuant to the Offer and the acquisition of Shares pursuant to the Contribution Agreement, Purchaser may elect to purchase, at a price per share equal to the Per Share Amount, up to that number of newly issued Shares (the “Top Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately following the consummation of the Offer and the contribution of Shares pursuant to the Contribution Agreement, shall  constitute one share more than 90% of the Shares then outstanding on a Fully Diluted Basis (after giving effect to the issuance of the Top Up Option Shares) and (ii) the aggregate number of Shares held as treasury shares by the Company and the number of Shares that the Company is authorized to issue under its certificate of incorporation but which (A) are not issued and outstanding, (B) are not reserved for issuance pursuant to the Company Stock Plans and (C) are issuable without the approval of the Company’s stockholders.”

The paragraph appearing under the first bullet point of under the heading “IF YOU SUCCESSFULLY COMPLETE THE OFFER, WHAT WILL HAPPEN TO THE BARE ESCENTUALS BOARD OF DIRECTORS” on page iv of the Offer to Purchase is hereby amended and restated to add the following sentence at the end of the paragraph:

“Such directors will remain in office until the completion of the Merger, at which time the board of directors of Purchaser will become the board of directors of the Company.”

In Section 15 “Certain Legal Matters and Regulatory Approvals”, the text appearing under the heading “Antitrust” is hereby amended and supplemented by adding the following text as a new fourth paragraph of that section:

“On February 5, 2010, the waiting period applicable to the Offer under the HSR Act was terminated by the FTC.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2010

BLUSH ACQUISITION CORPORATION

By:	/s/ Joseph S. Kendy, Jr.
	Name:	Joseph S. Kendy, Jr.
	Title:	Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2010

SHISEIDO COMPANY, LIMITED

By:	/s/ Carsten Fischer
	Name:	Carsten Fischer
	Title:	Chief Officer
International Business Division

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Offer to Purchase dated January 25, 2010.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Notice of Guaranteed Delivery.

(a)(4)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)*	Summary Advertisement as published in The Wall Street Journal on January 25, 2010.

(a)(7)*	Joint Press Release issued by Shiseido and the Company on January 25, 2010.

(b)(1)*	Letter of Commitment for Senior Credit Facility between Mizuho Bank, Limited and Shiseido, dated January 13, 2010.

(b)(2)*	Summary of Financing Terms between Mizuho Bank, Limited and Shiseido.

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of January 14, 2010, among Shiseido, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 15, 2010).

(d)(2)
Stockholders Support Agreement, dated as of January 14, 2010, among Shiseido, Purchaser, Berkshire Partners LLC, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership and Berkshire Investors LLC (incorporated by reference to Exhibit 2.2 of the Schedule 13D filed by Berkshire Partners LLC and each other Berkshire entity that is a party to the Stockholders Support Agreement).

(d)(3)*	Contribution Agreement, dated as of January 14, 2010, between Shiseido and Leslie Blodgett on behalf of herself and as trustee of the Blodgett Family Trust dated June 4, 2004.

(d)(4)*	Confidentiality Agreement, dated as of September 17, 2009, between Shiseido and the Company.

(d)(5)
Amended and Restated Name and Likeness Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(6)
Employment Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(7)
Employment Agreement, dated as of January 14, 2010, between the Company and Myles McCormick (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

_________________________

*  Previously filed.